December 18, 2018

Keene S. Turner
Chief Financial Officer
Enterprise Financial Services Corp
150 North Meramec
Clayton, MO 63105

       Re: Enterprise Financial Services Corp
           Registration Statement on Form S-4
           Filed December 11, 2018
           File No. 333-228751

Dear Mr. Turner :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services